SECURITIES AND EXCHANGE COMMISION
Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the fiscal year ended December 31, 2009

OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from        to

Commission File number:

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

BE Aerospace, Inc. 1994 Employee Stock Purchase Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BE Aerospace, Inc. 1400 Corporate Center Way Wellington, FL 33414-2105

BE AEROSPACE, INC. 1994 EMPLOYEE STOCK PURCHASE PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Benefits Administrative Committee and the Participants of the
BE Aerospace, Inc. 1994 Employee Stock Purchase Plan
Wellington, Florida

We have audited the accompanying statements of net assets available for benefits of BE Aerospace, Inc. 1994 Employee Stock Purchase Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP
Certified Public Accountants

Boca Raton, Florida
June 30, 2010

BE AEROSPACE, INC.
1994 EMPLOYEE STOCK PURCHASE PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2009 AND 2008

	2009	2008

ASSETS — Cash and cash equivalents	$1,509,150	$1,488,397

LIABILITIES — Stock subscribed	(1,503,279)	(1,487,361)

NET ASSETS AVAILABLE FOR BENEFITS	$5,871	$1,036

See notes to financial statements.

BE AEROSPACE, INC.
1994 EMPLOYEE STOCK PURCHASE PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

	2009	2008	2007

NET ASSETS AVAILABLE FOR BENEFITS — Beginning
of period	$1,036	$10,890	$4,622

ADDITIONS TO NET ASSETS ATTRIBUTED
TO — Participant payroll deductions	3,187,830	2,641,502	2,632,555

DEDUCTIONS FROM NET ASSETS ATTRIBUTED
TO — Purchase of BE Aerospace, Inc. common stock	(3,182,995)	(2,651,356)	(2,626,287)

NET ASSETS AVAILABLE FOR BENEFITS — End
of period	$5,871	$1,036	$10,890

See notes to financial statements.

BE AEROSPACE, INC.
1994 EMPLOYEE STOCK PURCHASE PLAN

NOTES TO FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

1.	GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Plan — Effective August 11, 1994, BE Aerospace, Inc. (the “Company”) adopted the BE Aerospace, Inc. 1994 Employee Stock Purchase Plan (the “Plan”), as amended and restated on January 1, 2006. The following description of the Plan is provided for general information purposes only. Participants should refer to the Plan Agreement for complete information.

The Company is the Plan sponsor. All employees (participants) with a minimum of 90 days service, who generally complete a minimum of 20 hours of service per week, are eligible to participate. Under the Plan, participants may choose to contribute from 2% to 15% of their total gross pay.

Common stock of the Company is purchased twice each year in six-month increments beginning January 1 and ending June 30 and beginning July 1 and ending December 31. The purchase price is equal to 85% of the fair value on the last day of each option period. Participants are allocated a pro rata share of stock consistent with the balance of the participant’s account. The stock is then issued by the Plan transfer agent, Computershare, directly to the participant. The maximum number of shares available for each option period to an individual is the largest whole number of shares which, when multiplied by the fair market value of the Company stock at the end of the option period, produces a dollar amount of $12,500 or less.

Stock Subscribed — The Plan issues the stock to participants subsequent to the end of each option period but dated the last day of the option period. Therefore, a liability for stock purchased by the Plan but not yet distributed to the participants has been reflected as stock subscribed in the accompanying statements of net assets available for benefits as of December 31, 2009 and 2008. The Company stock is valued at 85% of its closing quoted market price.

Stock purchased by the Plan for distribution to the participants for the years ended December 31, 2009, 2008 and 2007, was 212,872, 286,345 and 66,555 shares, respectively. Amounts representing fractional shares due to employees are carried forward to the following distribution period.

Termination Benefits and Vesting — Upon termination of employment with the Company, a participant’s participation in the Plan will cease immediately and the participant is entitled to receive all contributions not yet used to acquire common stock of the Company. Upon a participant’s death, his or her beneficiary can elect to have all contributions used to acquire stock at the end of the option period.

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents — Cash and cash equivalents consist of highly liquid investments purchased with original maturities of 90 days or less. The Plan’s cash and cash equivalents are held in accounts owned by the Company and may not be fully insured by the Federal Deposit Insurance Corporation.

Income Tax — The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code of 1986 and is, therefore, not subject to income taxes. Plan assets consist of cash not yet used to purchase common stock. Such cash remains an asset of the Plan until each semiannual purchase date when the cash is used to sell shares to the employees.

Administrative Expenses — Administrative expenses have been paid directly by the Company and, accordingly, are not reflected in the Plan’s financial statements. There is no written agreement requiring the Company to pay these expenses, and the Company may elect to stop paying Plan expenses at any time.

Subsequent Events — The Plan considers events that occur after the date of the statement of net assets available for benefits but before the financial statements are issued to determine appropriate accounting and disclosure for those events.  Plan management evaluated all events or transactions that occurred subsequent to December 31, 2009 and through the time of filing this Annual Report on Form 11-K. Plan management is not aware of any significant events that occurred subsequent to December 31, 2009 but prior to the filing of this report that would have a material impact on our financial statements.

2.	PLAN TERMINATION

The Plan will automatically terminate on December 31, 2013. The Plan may be earlier suspended or terminated by the Board of Directors. In the event of Plan termination, any unused contributions will be returned to the participants.

******

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

BE AEROSPACE, INC.
1994 Employee Stock Purchase Plan

Date: June 30, 2010	By:	/s/ RJ Landry
	Name:	RJ Landry
	Title:	Vice President, Human Resources
BE AEROSPACE, INC.

EXHIBIT INDEX

Exhibit
Number	Description of Document

23.1	Consent of Independent Registered Public Accounting Firm